SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of March, 2006

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

   Form 20-F  ___X___                                                                                               Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.
Yes _______                                                                                            No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached are English translations of two statements released in Chilean newspapers on March 24, 2006, informing the definitive appointment of two alternate directors and the distribution of dividends.

ESSENTIAL INFORMATION

Banco de Chile informs to its customers and the general public the following essential information regarding this institution:

The General Shareholders Meeting resolved at its Meeting held on March 23, 2006, the definitive appointment of Mr. Jorge Díaz Vial as first Alternate Director and of Mr. Jorge Ergas Heymann as second Alternate Director of the Board of Directors, for the remaining period of the replaced alternate directors.

This publication is made according to Article 44 of the General Banking Law and Articles 9 and 10 of the Securities Law N° 18,045 and their regulations.

The General Manager

Santiago, March 2006

BANCO DE CHILE
DISTRIBUTION OF DIVIDENDS

At the Ordinary Shareholders Meeting of the Bank, held on March 23, 2006, it was agreed the distribution and payment of dividend N°194, in the amount of CLP$1.8582 per Banco de Chile common share, corresponding to the 2005 income of Banco de Chile. Said dividend is available to the respective shareholders at the Principal Offices of Banco de Chile, 251 Ahumada Street, Santiago.

The payment of dividends for those shareholders residing in regions will be delivered at the corresponding branch of the Bank. Dividends will be deposited in current or saving account when so instructed by the shareholders.

Shareholders registered at the Shareholders Register of the Bank on or before March 17, 2006 shall have the right to receive dividends.

GENERAL MANAGER

Santiago, March 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2006

Banco de Chile

/S/ Pablo Granifo L.
By: Pablo Granifo Lavín General Manager